SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 August, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in own shares dated 01 August 2013
Exhibit 1.2	Transaction in own shares dated 02 August 2013
Exhibit 1.3	Transaction in own shares dated 05 August 2013
Exhibit 1.4	Transaction in own shares dated 06 August 2013
Exhibit 1.5	Transaction in own shares dated 07 August 2013
Exhibit 1.6	Transaction in own shares dated 08 August 2013
Exhibit 1.7	Transaction in own shares dated 09 August 2013
Exhibit 1.8	Transaction in own shares dated 12 August 2013
Exhibit 1.9	Director/PDMR Shareholding dated 12 August 2013
Exhibit 1.10	Transaction in own shares dated 13 August 2013
Exhibit 1.11	Transaction in own shares dated 14 August 2013
Exhibit 1.12	Transaction in own shares dated 15 August 2013
Exhibit 1.13	Transaction in own shares dated 16 August 2013
Exhibit 1.14	Transaction in own shares dated 19 August 2013
Exhibit 1.15	Transaction in own shares dated 20 August 2013
Exhibit 1.16	Transaction in own shares dated 21 August 2013
Exhibit 1.17	Transaction in own shares dated 22 August 2013
Exhibit 1.18	Transaction in own shares dated 23 August 2013
Exhibit 1.19	Transaction in own shares dated 27 August 2013
Exhibit 1.20	Transaction in own shares dated 28 August 2013
Exhibit 1.21	Transaction in own shares dated 29 August 2013
Exhibit 1.22	Transaction in own shares dated 30 August 2013
Exhibit 1.23	Total Voting Rights dated 30 August 2013

Exhibit 1.1

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 1 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	31 July 2013
Number of ordinary shares purchased	3,250,000
Highest price paid per share (pence)	458.33
Lowest price paid per share (pence)	452.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 2 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	1 August 2013
Number of ordinary shares purchased	2,500,000
Highest price paid per share (pence)	458.50
Lowest price paid per share (pence)	452.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.3

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 5 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	2 August 2013
Number of ordinary shares purchased	2,700,000
Highest price paid per share (pence)	459.00
Lowest price paid per share (pence)	454.83

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.4

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 6 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	5 August 2013
Number of ordinary shares purchased	2,500,000
Highest price paid per share (pence)	458.95
Lowest price paid per share (pence)	453.85

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.5

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 7 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	6 August 2013
Number of ordinary shares purchased	2,750,000
Highest price paid per share (pence)	456.00
Lowest price paid per share (pence)	451.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.6

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 8 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	7 August 2013
Number of ordinary shares purchased	2,750,000
Highest price paid per share (pence)	452.00
Lowest price paid per share (pence)	443.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 9 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	8 August 2013
Number of ordinary shares purchased	2,000,000
Highest price paid per share (pence)	445.50
Lowest price paid per share (pence)	440.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.8

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 12 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	9 August 2013
Number of ordinary shares purchased	3,000,000
Highest price paid per share (pence)	443.81
Lowest price paid per share (pence)	442.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.9

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 12 August 2013 by Computershare Plan Managers that on 12 August 2013 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.4325 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn 70 shares
Dr B. Gilvary 70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy 70 shares
Mr B. Looney 70 shares
Mr D. Sanyal 73 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.10

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 13 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	12 August 2013
Number of ordinary shares purchased	2,500,000
Highest price paid per share (pence)	444.50
Lowest price paid per share (pence)	442.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.11

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 14 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	13 August 2013
Number of ordinary shares purchased	2,000,000
Highest price paid per share (pence)	446.40
Lowest price paid per share (pence)	442.73

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.12

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 15 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	14 August 2013
Number of ordinary shares purchased	2,000,000
Highest price paid per share (pence)	447.96
Lowest price paid per share (pence)	443.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.13

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 16 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	15 August 2013
Number of ordinary shares purchased	3,500,000
Highest price paid per share (pence)	444.20
Lowest price paid per share (pence)	440.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.14

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 19 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	16 August 2013
Number of ordinary shares purchased	1,750,000
Highest price paid per share (pence)	441.70
Lowest price paid per share (pence)	439.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.15

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 20 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	19 August 2013
Number of ordinary shares purchased	2,000,000
Highest price paid per share (pence)	441.00
Lowest price paid per share (pence)	438.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.16

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 21 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	20 August 2013
Number of ordinary shares purchased	2,250,000
Highest price paid per share (pence)	437.20
Lowest price paid per share (pence)	434.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.17

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 22 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	21 August 2013
Number of ordinary shares purchased	2,500,000
Highest price paid per share (pence)	436.55
Lowest price paid per share (pence)	431.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.18

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 23 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	22 August 2013
Number of ordinary shares purchased	800,000
Highest price paid per share (pence)	438.70
Lowest price paid per share (pence)	432.56

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 27 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	23 August 2013
Number of ordinary shares purchased	1,500,000
Highest price paid per share (pence)	443.05
Lowest price paid per share (pence)	434.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.20

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 28 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase:	27 August 2013
Number of ordinary shares purchased	1,000,000
Highest price paid per share (pence)	447.55
Lowest price paid per share (pence)	439.73

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.21

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 29 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	28 August 2013
Number of ordinary shares purchased	1,750,000
Highest price paid per share (pence)	453.00
Lowest price paid per share (pence)	447.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.22

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 30 August 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	29 August 2013
Number of ordinary shares purchased	1,900,000
Highest price paid per share (pence)	453.85
Lowest price paid per share (pence)	448.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.23

BP p.l.c.- Total voting rights and share capital
BP p.l.c. - 30 August 2013

As at 30 August 2013, the issued share capital of BP p.l.c. comprised 18,844,423,926 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,796,031,440. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,849,506,426. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 September 2013
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary